Exhibit 99.59
Golder Associates Inc.
1103 North Hudson St.
Silver city, NM 88061
phone: (505) 388-0118 fax: (505) 388-0120
twythes@golder. com
CERTIFICATE OF QUALIFIED PERSON
Thomas J. Wythes
1.	I, Thomas J. Wythes, P.E., P.G. am a Professional Engineer, Professional Geologist, and Senior Engineer of Golder Associates Inc. of Tucson, Arizona.
2.	I am a member of the Society for Mining, Metallurgy and Exploration Inc. and the Geological Society of Arizona.
3.	I graduated from the University of Washington in 1980 with a Bachelor of Science degree in Geological Sciences and from the University of Nevada-Reno in 1993 with a Master of Science degree in Geological Engineering. I have practised my current profession continuously since 1993.
4.	I am a Professional Engineer in good standing in the States of Arizona and New Mexico in the area of Geological Engineering. I am also registered as a Professional Geologist in the state of California.
5.	As a result of my experience and qualifications I am a Qualified Person as defined in National Instrument 43-101.
6.	I am responsible for the geotechnical investigation for the report titled “Peñasquito Feasibility Study Geotechnical Characterization Report, Heap Leach Facility, Waste Rock Piles, Tailings Impoundment, and Plant Site Foundation Recommendations” dated September 22, 2005 and the ‘Peñasquito Feasibility Pit Slope Design Report” dated July 15, 2005. These reports are included as appendices to the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 27, 2006 (the ‘Technical Report”) relating to the Peñasquito Project. I understand that changes have been made to these facilities since the September 22, 2005 report was published and I will have the opportunity to review and revise the geotechnical recommendations based on the new locations of the facilities and the pit geometry as they become available. I visited the Peñasquito property between October 15 and October 19, 2005 and again between November 22 to November 26, 2004.

7.	I have had no prior involvement with the property that is the subject of Technical Report.
8.	I am not aware of my material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.
10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
Dated this 25th day of September, 2006.

/s/ Thomas J. Wythes
Thomas J. Wythes, P.E., P.G.
Senior Engineer
QUALIFIED PERSON